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03015852

TES
IGE COMMISSION
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 12 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.B. Fisher + Co

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vink Teague + Associates
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L. B. FISHER & COMPANY

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

June 30, 2002

VINK TEAGUE & ASSOCIATES
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS &
MANAGEMENT CONSULTANTS

VINK TEAGUE & ASSOCIATES
A Professional Corporation
Certified Public Accountants & Management Consultants

Board of Directors and Shareholders
L. B. Fisher & Company

In planning and performing our audit of the financial statements of L. B. Fisher & Company (the Company) for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by L. B. Fisher & Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Dallas, Texas
July 31, 2002

L. B. FISHER & COMPANY

FINANCIAL STATEMENTS AND SCHEDULES FORMING

A PART OF PART III OF FORM X-17A-5

WITH

INDEPENDENT AUDITORS' REPORT THEREON

June 30, 2002 and 2001

VINK TEAGUE & ASSOCIATES
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS &
MANAGEMENT CONSULTANTS

CONTENTS

VINK TEAGUE & ASSOCIATES
A Professional Corporation
Certified Public Accountants & Management Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
L. B. Fisher & Company

We have audited the accompanying statements of financial condition of L. B. Fisher & Company as of June 30, 2002 and 2001 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. B. Fisher & Company as of June 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vink Teague & Associates

Dallas, Texas
July 31, 2002

L. B. Fisher & Company

STATEMENTS OF FINANCIAL CONDITION

	June 30, 2002	June 30, 2001
Cash	$ 97,397	$ 169,678
Deposit with clearing organization	50,000	50,000
Receivable from brokers and dealers	21,505	38,624
Marketable securities owned, at market value (Note B)	201,156	127,765
Other investments (Note C)	20,100	20,100
Receivable from shareholders	1,286	3,727
Income tax receivable (Note F)	3,020	3,020
Property and equipment, net of accumulated depreciation of $109,999 and $101,543 in 2001 and 2000, respectively (Note D)	10,495	18,952
Deferred income taxes (Note F)	9,468	9,037
Other	7,860	6,236
	$ 422,287	$ 447,139

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Securities sold, but not yet pruchased, at market value (Note B)	$ 9,615	$ 18,457
Accounts payable and accrued expenses	42,000	-
Note payable (Note D)	-	5,041
Deferred income taxes (Note F)	4,725	11,195
	56,340	34,693
Commitments (Note I)	-	-
Shareholders' equity (Note H):		
Common stock, $1 par value; authorized - 500,000 shares; 8,500 shares issued and outstanding	8,500	8,500
Capital in excess of par value	86,512	86,512
Retained earings	270,935	317,434
	365,947	412,446
	$ 422,287	$ 447,139

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF OPERATIONS

	Year Ended June 30, 2002	2001
REVENUES:		
Commissions	$497,630	$608,790
Interest	44,967	66,017
Dividends	3,124	328
Net dealer inventory and investment gains	47,169	121,795
Other	6,426	4,703
	599,316	801,633
EXPENSES:		
Employee compensation and benefits	348,521	570,010
Floor brokerage and clearance fees	140,793	108,537
Other operating expenses	89,497	89,786
Pension and profit sharing contributions (Note E)	72,000	70,000
Interest	204	146
	651,015	838,479
Loss before income tax benefit	(51,699)	(36,846)
INCOME TAX BENEFIT (Note F)	(6,900)	(4,800)
Net loss	$(44,799)	$(32,046)

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended June 30, 2002 and 2001

	Common Stock No. Shares	Common Stock Par Value	Capital in Excess of Par Value	Retained Earnings	Total
BALANCE AT JULY 1, 2000	8,500	$ 8,500	$ 86,512	$ 351,180	$ 446,192
Distributions paid to shareholders	-	-	-	(1,700)	(1,700)
Net loss	-	-	-	(32,046)	(32,046)
BALANCE AT JUNE 30, 2001	8,500	8,500	86,512	317,434	412,446
Distributions paid to shareholders	-	-	-	(1,700)	(1,700)
Net loss	-	-	-	(44,799)	(44,799)
BALANCE AT JUNE 30, 2002	8,500	$ 8,500	$ 86,512	$ 270,935	$ 365,947

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CASH FLOWS

	Year Ended June 30, 2002	Year Ended June 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (44,799)	$ (32,046)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	8,456	8,456
Increase in accounts payable	42,000	-
Decrease in receivable from brokers and dealers	17,119	10,309
Decrease (increase) in receivable from shareholders	2,440	(116)
(Increase) decrease in marketable securities owned	(73,391)	39,172
Increase in nonmarketable securities owned	-	(16,800)
Increase in other assets	(1,623)	(1,569)
Increase (decrease) in securities sold, but not yet purchased	(8,842)	12,994
Decrease in deferred income taxes	(6,900)	(4,258)
Increase in income tax receivable	-	(1,834)
	(20,741)	46,354
Net cash provided by (used in) operating activities	(65,540)	14,308
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of equipment	-	(8,413)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on note payable	(5,041)	(8,584)
Distributions paid to shareholders	(1,700)	(1,700)
Cash flows used in financing activities	(6,741)	(10,284)

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CASH FLOWS - CONTINUED

	Year Ended June 30, 2002	2001
NET INCREASE (DECREASE) IN CASH	(72,281)	4,024
CASH AT BEGINNING OF YEAR	169,678	165,654
CASH AT END OF YEAR	$ 97,397	$169,678
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 204	$ 146
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of L. B. Fisher & Company (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements.

History and Business Activity

The Company was organized on August 26, 1976 as a fully disclosed broker-dealer, serving clients primarily in Texas.

Basis of Accounting

The Company records all securities transactions on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Additionally, transactions in marketable securities are considered operating activities, and purchases and sales of such securities are shown net in the statements of cash flows.

Other Investments

Other investments consist of warrants to purchase stock of an unrelated corporation. The warrants are stated at cost, which does not exceed estimated net realizable value.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at June 30, 2002 or 2001.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Income Taxes

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, primarily recognition of revenues and expenses on a cash basis and reporting trading and investment securities at cost for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

	Years
Furniture and equipment	5-7
Automobiles	5

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. The Company had no advertising expense for the years ended June 30, 2002 and 2001.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash, marketable securities and receivables from brokers and dealers. The cash is placed in federally insured financial institutions or with brokerage houses. The marketable securities are held for the Company's account at a brokerage house that is regulated by the rules and regulations of the Securities and Exchange Commission and other regulatory bodies. The receivables from the brokerage houses are routinely assessed for collectibility and for the brokerage houses' financial strength.

The Company's off-balance-sheet risk consists of securities that are sold, but not yet purchased. The securities, to be purchased at a future date, are valued at market prices with gains or losses recognized currently.

NOTE B - MARKETABLE SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased consist of trading and investment securities at quoted market values on national exchanges as follows:

	June 30,	
	2002	2001
Owned		
Corporate stocks - marketable	$201,156	$127,765
Sold, But Not Yet Purchased		
Corporate stocks - marketable	$9,615	$18,457

NOTE C - OTHER INVESTMENTS

Other investments of $20,100 at June 30, 2002 and 2001 consist of a series of 1,200 and a series of 300 warrants purchased for $14 and $11 each. The warrants entitle the Company to purchase 4,800 and 1,200 shares of another corporation, exercisable as follows:

NOTE C - OTHER INVESTMENTS - CONTINUED

Maximum number of Shares Subject to Exercise	Exercisable On or After	Void After	Exercise Price Per Share
1,200	June 28, 2002	June 27, 2003	$13.00
1,200	June 30, 2003	June 25, 2004	$14.00
1,200	June 28, 2004	June 27, 2005	$15.00
1,200	June 28, 2005	June 27, 2006	$16.00
4,800			
300	June 28, 2002	June 27, 2003	$13.00
300	June 30, 2003	June 25, 2004	$14.00
300	June 28, 2004	June 27, 2005	$15.00
300	June 28, 2005	June 27, 2006	$16.00
1,200			

NOTE D - NOTE PAYABLE

The Company's .99% note payable to a corporation of $5,041 at June 30, 2001 was retired in 2002. The note, payable in monthly principal and interest installments of $723, was collateralized by an automobile.

NOTE E - PENSION AND PROFIT SHARING PLANS

The Company has a defined contribution profit sharing trust, which covers all of its employees. The profit sharing contributions for each of the years ended June 30, 2002 and 2001 were $42,000. Contributions to the plan, determined at the discretion of the Board of Directors, are fully vested.

The Company's money purchase pension plan covers all of its employees. Required contributions to the plan are limited to 10% of each employee's annual salary, and, for each of the years ended June 30, 2002 and 2001, was $30,000 and $28,000, respectively. All participants are fully vested in the plan.

The contributions to the plans are limited by the maximum contribution deductible for federal income tax purposes.

NOTE F - INCOME TAXES

The Company recognizes deferred taxes on "temporary differences" between the financial statement carrying amounts and the tax basis of existing assets and liabilities by applying enacted statutory tax rates applicable to future years to the temporary differences. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

A reconciliation of income tax benefit computed at the statutory rates and income tax expense is as follows:

	Year Ended June 30,	
	2002	2001
Income tax benefit, at statutory rates	$(17,577)	$(12,800)
State tax benefit	(1,584)	(160)
Tax-exempt revenue	(328)	(40)
Non-deductible expenses	2,115	1,100
Differential in statutory and actual rates	10,474	7,100
	$(6,900)	$(4,800)

Income tax benefit consists of the following:

	Year Ended June 30,	
	2002	2001
Current tax benefit:		
Federal	$ -	$ (540)
State	-	-
	-	(540)
Deferred tax benefit:		
Federal	(5,282)	(3,242)
State	(1,618)	(1,018)
	$(6,900)	$(4,800)

For the years ended June 30, 2002 and 2001, deferred income tax benefit results from changes in the amounts of temporary differences in the recognition of assets and liabilities for income tax and financial reporting purposes. The sources of the temporary differences and the tax effects of each are as follows:

NOTE F - INCOME TAXES - CONTINUED

	June 30, 2002	June 30, 2001
Deferred tax assets:		
Depreciation	$ 8,174	$ 9,037
Marketable securities	4,035	-
Net operating loss carryforward	1,295	-
	13,504	9,037
Deferred tax liabilities:		
Accounts receivable	7,783	10,269
Marketable securities	-	56
Prepaid expenses	978	870
	8,761	11,195
Net deferred tax asset (liabilities)	$ 4,743	$ (2,158)

NOTE G - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of general creditors at June 30, 2002 and 2001, or at any time during the years then ended.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $319,552, which was $219,552 in excess of its required capital of $100,000. The Company's net capital ratio was 0.13 to 1.

L. B. Fisher & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

June 30, 2002 and 2001

NOTE I - COMMITMENTS

The Company leases its office space under a noncancelable operating lease. Future minimum payments under the noncancelable operating lease are as follows:

Year Ended June 30,	
2003	$23,054
2004	23,054
2005	23,054
2006	11,527
	$80,688

During the year ended June 30, 2002 and 2001, rent expense was $23,054 and $19,398, respectively.

NOTE J - RELATED PARTY TRANSACTIONS

During the years ended June 30, 2002 and 2001, the Company received from shareholders, an entity controlled by a shareholder and other related entities approximately $3,900 and $5,600, respectively, as payment for administrative and bookkeeping services performed on their behalf. During the years ended June 30, 2002 and 2001, the Company paid approximately $880 and $840, respectively, to a related entity for administrative services.

NOTE K - MAJOR CUSTOMER INFORMATION

For the year ended June 30, 2002, the Company had one customer that accounted for 10% of net commissions and trading profits. No customers accounted for more than 10% of revenues during the year ended June 30, 2001.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

L. B. Fisher & Company

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

Aggregate indebtedness -	
Total liabilities	$ 56,340
Exclusions from aggregate indebtedness pursuant to Rule 15c3-1:	
Deferred income taxes	4,725
Securities sold but not yet purchased, at market value	9,615
Total aggregate indebtedness	$ 42,000
Net capital -	
Total shareholders' equity	$ 365,947
Adjustments to net capital pursuant to Rule 15c3-1:	
Total nonallowable assets	13,774
Haircuts on securities: stocks and options	32,621
Net capital	$ 319,552
Net capital requirement equal to the greater of 6-2/3% of aggregate indebtedness or $100,000	$ 100,000
Excess net capital	$ 219,552
Ratio of aggregate indebtedness to net capital	0.13 to 1

The independent auditors' report should be read in connection with this supplemental information.

L. B. Fisher & Company

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED

June 30, 2002

Reconciliation pursuant to Rule 17a-5(d)(4)

Net capital as previously reported (unaudited X-17A-5)	$ 296,756
Net audit adjustments	(77,204)
Net capital, as reported herein	$ 219,552
Aggregate indebtedness as previously reported (unaudited X-17A-5)	-
Aggregate indebtedness, as reported herein	$ -

The independent auditors' report should be read in connection with this supplemental information.

L. B. Fisher & Company

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).

The independent auditors' report should be read in connection with this supplemental information.